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www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

January 5, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Marianne Dobelbower, Division of Investment Management

Re:	Plus Trust (the “Trust”)
(File Nos. 811-23019 and 333-201658)

Dear Ms. Dobelbower:

We are writing in response to your telephonic comments with respect to Pre-Effective Amendment No. 1 to the registration statement (the “Registration Statement”) filed on Form N-1A under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on August 7, 2015 on behalf of 1-3 Month Enhanced Short Duration ETF (the “Fund”), a series of the Trust. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. On behalf of the Fund, set forth below are the Securities and Exchange Commission (the “Commission”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.	Please revise the disclosure to specify how the Fund will earn additional income from its securities lending activities. Please disclose, if applicable, if the Fund will split securities lending revenue with any lending agent and amount of any such fee split.

Response 1.	The disclosure has been revised accordingly. We note that we believe that the Fund’s prospectus currently appropriately discloses the maximum portion of securities lending revenue that may be paid to its unaffiliated lending agent.

Comment 2.	Please supplementally discuss if the lending agent or any borrower will be an affiliate of the Fund and if any affiliated lending agent will receive compensation for serving as such. If so, please indicate if the Fund intends to seek exemptive relief.

Response 2.	No borrowers will be affiliates of the Fund, and, although the Fund’s investment adviser may serve as its lending agent, it will receive no compensation for doing so beyond what fees it receives for its overall management of the Fund’s investment portfolio. Accordingly, the Fund will not seek exemptive relief with respect to its securities lending activities.

Comment 3.	Please discuss supplementally if the fees associated with securities lending have been included in the fee table.

Response 3.	The Fund expects to utilize its investment adviser as securities lending agent during the first year of operations and, accordingly, does not expect to incur any securities lending fees.

Comment 4.	Please consider if the Fund’s interest rate risk disclosure should be enhanced.

Response 4.	We respectfully acknowledge the comment, but believe that the current disclosure is appropriate.

Comment 5.	Please disclose how the Fund will avoid creating a senior security through its use of reverse repurchase agreements.

Response 5.	The disclosure has been revised accordingly.

Comment 6.	Please add disclosure clarifying that the Fund may not lend more than 1/3 of its total assets through its securities lending program.

Response 6.	The disclosure has been revised accordingly.

Comment 7.	Please consider if any additional disclosure with respect to conflicts of interest needs to be added, including with respect to the reinvestment of securities lending cash collateral in an affiliated fund.

Response 7.	We respectfully acknowledge the comment and would note that the Fund does not, at this time, intend to receive cash collateral with respect to its securities lending activity and does not anticipate investing any collateral in an affiliated fund. Accordingly, we believe that the current disclosure is appropriate.

Comment 8.	Please supplementally confirm that the Fund’s securities lending program will be operated subject to the following conditions: (i) the Fund must receive collateral from any borrower at least equal to 100% of the value of the securities lent; (ii) the collateral must be marked to market daily and the borrower must provide increased collateral when the value of the securities lent rises above that of the collateral; (iii) the Fund must be permitted to terminate the loan at any time and recall the loaned securities within the ordinary settlement time; (iv) the Fund must achieve a reasonable return; (v) the Fund must pay only reasonable custody fees in connection with its securities lending activities; and (vi) the Fund must recall lent securities to vote on any material events with respect to such securities of which Fund management has knowledge. Please also consider enhancing disclosure regarding these conditions.

Response 8.	We hereby confirm that the Fund will operate its securities lending program in accordance with the above conditions. We also note that the disclosure has been revised to reflect additional details regarding certain of these conditions.

Comment 9.	Please enhance the Fund’s current disclosure regarding the effect on investors of its shares trading at a premium or discount to net asset value. Please also revise the Fund’s risk disclosure, as applicable, to clarify that certain risks “will” occur rather than “may” occur.

Response 9.	The disclosure has been revised accordingly.

Comment 10.	Please consider if “Withholding Tax Risk” should continue to be disclosed as a principal risk of the Fund.

Response 10.	We respectfully acknowledge the comment and would note that, because of the expected number of non-U.S. investors in the Fund, we believe that this is a principal risk of the Fund.

Comment 11.	Please modify, as appropriate, the narrative explanation required by Item 4(b)(2)(i) of Form N-1A in accordance with Instruction 1(b) to Item 4 of Form N-1A for funds with less than one year of performance information.

Response 11.	We respectfully acknowledge the comment, but would note that, because the Fund has not commenced operations, we believe that the current disclosure is appropriate and consistent with industry practice.

Comment 12.	With respect to the discussion of authorized participants (“APs”) on page five of the Fund’s prospectus, please consider adding additional information regarding what APs are.

Response 12.	We respectfully acknowledge the comment, but would note that we believe that the current disclosure is appropriate and consistent with industry practice. We would also note that the section of the Fund’s prospectus entitled, “Purchase and Sale of Fund Shares” on page four contains certain additional disclosure regarding APs.

Comment 13.	With respect to the voluntary fee waiver disclosed on page nine of the Fund’s prospectus, please confirm supplementally that this is currently in effect and please modify the disclosure in the prospectus to so note.

Response 13.	We hereby confirm that the voluntary fee waiver is currently in effect and the disclosure has been revised to state the same.

Comment 14.	Please revise the disclosure to state if the Fund has entered into agreements with any other registered investment companies permitting such investment companies to invest beyond the limits of Section 12(d)(1) of the 1940 Act, subject to the conditions of the applicable exemptive relief.

Response 14.	We respectfully acknowledge the comment; however, we do not believe that such information is material to investors and note that such information could change frequently. We would also further note that we do not believe that such disclosure is required by Form N-1A.

Statement of Additional Information

Comment 15.	Please disclose what transactions, if any, are excluded from quarterly reporting and/or quarterly review under the Fund’s code of ethics.

Response 15.	The disclosure has been revised accordingly.

Comment 16.	Please confirm that the disclosure regarding portfolio manager compensation is consistent with the requirements of Form N-1A.

Response 16.	We hereby confirm that we believe that the current disclosure satisfies the requirements of Form N-1A.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss